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THOMAS WARDELL 404.527.4990		EMAIL ADDRESS twardell@mckennalong.com

April 8, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Attn:	William H. Thompson, Accounting Branch Chief Tony Watson

Re:	China Recycling Energy Corporation Form 10-K for Fiscal Year Ended December 31, 2011 File No. 001-34625

Dear Mr. Thompson:

On behalf of our client, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”), and pursuant to our phone conference on March 14, 2013, this firm is filing a final response to the SEC Comment Letters, dated December 14, 2012, January 23, 2013, February 7, 2013, March 4, 2013, March 20, 2013 and March 28, 2013, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your March 28, 2013 comment letter followed by our response.

Upon learning from you that the SEC has no further comment, the Company will promptly file Amendment No. 1 to the Company’s Form 10-K for fiscal year ended December 31, 2011 with the SEC (as attached to the Company’s Response Letter, filed February 15, 2013).

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 50

Note 17: Shareholders’ Equity, page 78

Comment 1.	We reviewed your response to the comment in our letter dated March 20, 2013. Please tell us why your initial measurement and subsequent measurements of the obligation complies with the measurement guidance in ASC 480-10-30 and ASC 480-10-35.

United States Securities and Exchange Commission

April 8, 2013

Response:

Our initial measurement and subsequent measurements of the obligation complies with the measurement guidance in ASC 480-10-30-7 and ASC 480-10-35-5 as follows:

ASC 480-10-30-7: All Other Financial Instruments 30-7

This measurement guidance states that all other financial instruments recognized under the guidance in Section 480-10-25 shall be measured initially at fair value.

The obligation was incurred on June 29, 2010 and the Company recognized the fair value of the obligation, which was $11.7 Million (RMB 80 million/6.82), to be settled in shares worth $11.7 million. The number of shares could be less or more subject to a maximum of 2.9 million shares. The obligation was fixed at $11.7 million, which was the fair value of the obligation.

ASC 480-10-35-5: All Other Financial Instruments 35-5

This measurement guidance states that all other financial instruments recognized under the guidance in Section 480-10-25 shall be measured subsequently at fair value with changes in fair value recognized in earnings, unless either this subtopic or another subtopic specifies another measurement attribute.

The obligation was fixed at $11.7 million. The Company recorded the shares at fair value when issued on November 22, 2011. The Company did not measure the changes in fair value during the intervening period (June 2010 to November 2011), as the obligation under FAS 5 was a contingent gain throughout this period and as such, according to FAS 5 would only be recorded when the contingency was resolved, which, in fact, occurred when the holder asked for the shares issued.

I will confirm with you shortly whether our response is satisfactory, and, if so, we will file the Form 10-K/A attached to our previous responses. If, before that time, you have any further comments or require any further information or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Jay Shah at (404) 527-4593.

Very truly yours,
/s/ Thomas Wardell, Esq.
Thomas Wardell, Esq.

cc:	David Chong, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
Jay V. Shah, Esq.